FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

CHANGES IN NBG MANAGEMENT

Athens : 11/06/2012

Mr Agis Leopoulos, Head of the Bank’s International Activities, submitted his notice of resignation, which was accepted by the Management. The Management would like to extend its warm thanks to Mr Leopoulos for the services he has rendered to the Bank and wish him all the best in his future professional life.

By decision of the Bank’s Board, Mr Leopoulos has been replaced by Mr Petros Christodoulou, who was a senior NBG executive until February 2010 when he resigned in order to take up duties as General Manager of the Public Debt Management Agency (PDMA).

Petros Christodoulou worked for the Bank in the period 1998-2010, initially in the capacity of Group Treasurer and subsequently as General Manager of Treasury, Global Markets and Private Banking, during which time he supervised the substantial growth of the Group’s private banking operations.

He is a graduate of Athens University of Economics and Business and holds an MBA from Columbia University, USA.

In addition, pursuant to the provisions of article 6.10 of Law 3864/2010, with the conclusion of the process regarding the payment by the Hellenic Financial Stability Fund of a capital advance, the Fund notified the Bank that Mr Charalambos Makkas will be acting as its representative on the Board of NBG. Accordingly, Mr Makkas was elected as a member of the Board at its meeting held on 11 June 2012. The upcoming Annual General Meeting of Shareholders will be duly informed of Mr Makkas’ election to the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 13th June, 2012
Chief Executive Officer